NO ACT

PE
6-23-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

July 13, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 7-13-11

Keith M. Townsend
King & Spalding LLP
1180 Peachtree Street N.E.
Atlanta, GA 30309-3521

Re: Concurrent Computer Corporation
Incoming letter dated June 23, 2011

Dear Mr. Townsend:

This is in response to your letter dated June 23, 2011 and to your letter received on June 24, 2011 concerning the shareholder proposal submitted to Concurrent by Skellig Partners LP. We also have received a letter on the proponent's behalf dated July 5, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Steve Wolosky
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

July 13, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Concurrent Computer Corporation
Incoming letter dated June 23, 2011

The proposal requests that the board "take the necessary steps to return a portion of Concurrent's excess cash to stockholders by undertaking a Dutch Auction Tender Offer to repurchase up to $7.5 million of common stock."

There appears to be some basis for your view that Concurrent may exclude the proposal under rule 14a-8(i)(7), as relating to Concurrent's ordinary business operations. In this regard, we note that the proposal relates to the implementation and particular terms of a share repurchase program. Accordingly, we will not recommend enforcement action to the Commission if Concurrent omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

O L S H A N
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

PARK AVENUE TOWER
65 EAST 55TH STREET
NEW YORK, NEW YORK 10022
TELEPHONE: 212.451.2300
FACSIMILE: 212.451.2222

WWW.OLSHANLAW.COM

DIRECT DIAL: 212.451.2333
EMAIL: SWOLOSKY@OLSHANLAW.COM

July 5, 2011

BY ELECTRONIC MAIL AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: **Concurrent Computer Corporation (the "Company")**
Response, Pursuant to Rule 14a-8(k), to the letter dated June 23, 2011, from Keith M. Townsend on behalf of the Company

Ladies and Gentlemen:

We write on behalf of Skellig Partners LP (the "Shareholder") with regard to a shareholder proposal (the "14a-8 Proposal") submitted by the Shareholder, pursuant to its rights as a shareholder under Rule 14a-8 and Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Company's definitive proxy statement and form of proxy (the "2011 Proxy Materials") for the Company's 2011 Annual Meeting of Shareholders (the "2011 Annual Meeting"). Pursuant to Rule 14a-8(k) of the Exchange Act, this letter is the Shareholder's response to the letter dated June 23, 2011 of Keith M. Townsend on behalf of Concurrent stating that it is the Company's intention to exclude the 14a-8 Proposal from the 2011 Proxy Materials (the "Response Letter") (attached hereto as Exhibit A), expressing the Shareholder's disagreement with the Company's assertions.

We respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") reject the Company's position that the 14a-8 Proposal may be omitted from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(7) of the Exchange Act. The Company has not demonstrated that the 14a-8 Proposal conflicts with, or does not "transcend," those operations or matters relating to the Company's ordinary business operations.

The 14a-8 Proposal, along with its supporting statement states:

NEW JERSEY OFFICE
744 BROAD STREET, 16TH FLOOR
NEWARK, NEW JERSEY 07102
TELEPHONE: 973.331.7200
FACSIMILE: 973.331.7222

Proposal:

RESOLVED: The stockholders of Concurrent Computer Corporation ("Concurrent", or the "Company") request the board of directors of Concurrent take the necessary steps to return a portion of Concurrent's excess cash to stockholders by undertaking a Dutch Auction Tender Offer to repurchase up to $7.5 million of common stock.

Supporting Statement:

Skellig Partners LP ("Skellig"), with Skellig Offshore Master Ltd, together is the holder of 549,965 shares of Concurrent common shares, or 6%, of outstanding stock, and is Concurrent's second-largest stockholder. Skellig believes that Concurrent should return to stockholders $7.5 million of Concurrent's available cash balance through a Dutch Auction Tender Offer for the following reasons:

Concurrent's current balance of cash and investments of $29.3 million far exceeds the amount necessary to manage the business and generates sub-optimal returns on capital for stockholders. We believe Concurrent's new product pipeline and its business prospects for 2011 and beyond are attractive. While these products grow, we believe the Company will generate additional free cash now after capital spending with another year of positive EBITDA and minimal capital spending requirements. Through our extensive discussions with management, we agree that it is prudent to maintain a healthy cash balance of approximately $15MM in order to demonstrate long-term viability to customers and maintain flexibility to react to changing industry dynamics. However, stockpiling excessive amounts of cash for undefined uses diminishes stockholders returns.

Moreover, by setting an excessive amount of cash aside, the board of directors also risks losing control of the business as a result of the Company being acquired with its own cash at an unfavorable price, likely before the full value of its new products can be realized for stockholders.

The repurchase of shares will enhance value for all stockholders. A Dutch Auction Tender Offer will provide an efficient means for those stockholders seeking liquidity for their investment. In addition, long-term stockholders, such as Skellig, who elect to maintain their investment in Concurrent will have the opportunity to benefit from a greater ownership share of the Company's future free cash flows and what we believe are bright prospects for the Company's new products. Skellig recommends that stockholders vote FOR this proposal.

I. The 14a-8 Proposal does not deal with the Company's ordinary business operations and is not excludable under Rule 14a-8(i)(7)

The Company contends that the 14a-8 Proposal may be omitted from the 2011 Proxy Materials because the proposal deals with those operations or matters relating to the Company's ordinary business operations. As support for its conclusion, the Company cites Exchange Act Release No. 40018 (May 21, 1998) (the "Release") in which the Commission explained that the ordinary business exclusion rests on two central considerations (i) the subject matter of the proposal and (ii) the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature.

With respect to the first consideration, the Company cites the Release, stating that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." The Company makes a general statement that the repurchase of securities is a fundamental aspect of a corporations business, but offers no rationale or support for this position. Nor does the Company provide any analysis as to how a share repurchase is fundamental to management's ability to run the Company on a day-to-day basis. In addition, the 14a-8 Proposal is precatory and is intended to give shareholders an opportunity to express their views on a relevant matter so as to inform the board of directors and management of their desires. The 14a-8 Proposal places no requirements on the Company and therefore does not subject any management tasks to shareholder oversight. Approval of the 14a-8 Proposal, however, should send a message to the board of directors that shareholders want some action taken to enhance shareholder value and, as the subject matter of the 14a-8 Proposal does not interfere with management's ability to run the Company, shareholders should have the opportunity to have their voices heard.

With respect to the second consideration, the Release states that, "[t]his consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." The 14a-8 Proposal does not impose any specific time-frames and the Company again makes a general statement that shareholders are not in a position to make an informed judgment on a share repurchase, without providing any analysis as to how the 14a-8 Proposal involves intricate detail or methods for implementing complex policies to support its position that shareholders would be unable to make an informed judgment. The Company fails to provide this support because a self-tender is not, in fact, a complex policy and the 14a-8 Proposal is simple and does not, in fact, contain intricate details. Furthermore, the Commission explained in the Release that it did not intend to imply that all proposals seeking detail or to promote time-frames or methods necessarily amount to "ordinary business," stating that "proposals may seek a reasonable level of detail without running afoul of these considerations." The level of detail in the 14a-8 Proposal is certainly reasonable and, in fact, is comparatively low. For example, the Staff recently did not concur that a shareholder proposal could be omitted under Rule 14a-8(i)(7) where the proposal asked the board of directors to take the steps necessary to adopt an interval fund structure, whereby the company would conduct periodic tender offers at least semiannually for at least 10% of its currently outstanding common shares at a price of at least 98% of net asset value (*Swiss Helvetia Fund, Inc.*, SEC No-Action Letter, 2010 WL 1899693 (May 5, 2010)). This example proposal contained a specific time-frame and details as to the amount of securities to be purchased and the price, yet its level of detail was found neither to be unreasonable nor rising to the level of micro-managing the company. In comparison, the 14a-8 Proposal has even less detail (containing only one detail regarding a maximum ceiling of securities to be purchased). The 14a-8 Proposal does not unduly involve intricate details, conditions or mechanics of the repurchase. For these reasons, it is clear that the 14a-8 Proposal does not deal with the Company's ordinary business operations and is not excludable from the 2011 Proxy Materials under Rule 14a-8(i)(7).

The Response Letter cites previous examples where the Staff has concurred in the omission of a proposal under Rule 14a-8(i)(7). Many of these examples include proposals which imposed specific time-frames, amounts of securities to be purchased, financial requirements and/or the repurchase and cancelation of a specific class of securities. By grouping the 14a-8 Proposal in with these proposals the Company misrepresents the 14a-8 Proposal and ignores the 14a-8 Proposal's reasonable level of detail. Furthermore, the Commission explained in the Release that decisions with respect to whether a proposal may be omitted under Rule 14a-8(i)(7), "will be made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed." As noted above, the Staff recently did not concur in *Swiss Helvetia Fund, Inc.* that a proposal relating to the repurchase of a corporation's stock could be excluded under Rule 14a-8(i)(7). *Id.* In its Response Letter, the Company simply makes blanket conclusions and provides no analysis as to how the 14a-8 Proposal deals with the ordinary business of the Company. The Company does not take into account the nature of the proposal or the circumstances of the issuer to which it is directed.

Finally, the Staff has stated that "the repurchase of common stock may involve a matter of policy" (*Clothestime Inc.*, SEC No-Action Letter, 1991 WL 178608 (March 13, 1991)). In its Response Letter, the Company states that the 14a-8 Proposal does not involve a significant policy issue or a matter of basic corporate policy. We believe that the determination of whether to return excess cash to shareholders is exactly the type of matter that falls within the rubric of basic corporate policy.

II. <u>Conclusion</u>

Pursuant to Rule 14a-8(g), the Company has the burden of demonstrating its entitlement to exclude a shareholder proposal. The Company has attempted to bring the 14a-8 Proposal within an exclusion by misinterpreting the precatory 14a-8 Proposal submitted. Further, the Shareholder submitted the 14a-8 Proposal in accordance with all Federal and state laws and the Company's governing documents for a vote of shareholders of the Company. The Company has failed to meet its burden of demonstrating that a valid exclusion pursuant to Rule 14a-8(i)(7) applies to the 14a-8 Proposal. Accordingly, the Shareholder respectfully requests that the Staff not concur in the Company's request for no-action relief concerning the omission of the 14a-8 Proposal from the 2011 Proxy Materials, and that the Staff direct the Company to include the 14a-8 Proposal in the 2011 Proxy Materials.

On behalf of the Shareholder, we hereby file, pursuant to Rule 14a-8(k), six copies of this letter and related material cited in this letter and the Response Letter, and send a copy of this submission to the Company. Please acknowledge receipt of this filing by date-stamping the enclosed receipt copy of this letter and returning it to the undersigned in the enclosed pre-addressed, stamped envelope. If you have any questions or need additional information, please call the undersigned at (212) 451-2333.

Very truly yours,

Steve Wolosky

Enclosure

cc: Robert M. Neal
Keith M. Townsend, Esq., King & Spalding LLP
Kirk L. Somers, Executive Vice President and General Counsel
Concurrent Computer Corporation

EXHIBIT A

Stockholder Proposal:

RESOLVED: The stockholders of Concurrent Computer Corporation ("Concurrent", or the "Company") request the board of directors of Concurrent take the necessary steps to return a portion of Concurrent's excess cash to stockholders by undertaking a Dutch Auction Tender Offer to repurchase up to $7.5 million of common stock.

Supporting Statement:

Skellig Partners LP ("Skellig"), with Skellig Offshore Master Ltd, together is the holder of 549,965 shares of Concurrent common shares, or 6%, of outstanding stock, and is Concurrent's second-largest stockholder. Skellig believes that Concurrent should return to stockholders $7.5 million of Concurrent's available cash balance through a Dutch Auction Tender Offer for the following reasons:

Concurrent's current balance of cash and investments of $29.3 million far exceeds the amount necessary to manage the business and generates sub-optimal returns on capital for stockholders. We believe Concurrent's new product pipeline and its business prospects for 2011 and beyond are attractive. While these products grow, we believe the Company will generate additional free cash now after capital spending with another year of positive EBITDA and minimal capital spending requirements. Through our extensive discussions with management, we agree that it is prudent to maintain a healthy cash balance of approximately $15MM in order to demonstrate long-term viability to customers and maintain flexibility to react to changing industry dynamics. However, stockpiling excessive amounts of cash for undefined uses diminishes stockholder returns.

Moreover, by setting an excessive amount of cash aside, the board of directors also risks losing control of the business as a result of the Company being acquired with its own cash at an unfavorable price, likely before the full value of its new products can be realized for stockholders.

The repurchase of shares will enhance value for all stockholders. A Dutch Auction Tender Offer will provide an efficient means for those stockholders seeking liquidity for their investment. In addition, long-term stockholders, such as Skellig, who elect to maintain their investment in Concurrent will have the opportunity to benefit from a greater ownership share of the Company's future free cash flows and what we believe are bright prospects for the Company's new products. Skellig recommends that stockholders vote FOR this proposal.

From: DuPree, Isabel [IDuPree@KSLAW.com]
Sent: Friday, June 24, 2011 9:48 AM
To: shareholderproposals
Subject: No Action Letter - Concurrent Computer Corporation
Attachments: 20110513130246.pdf

As requested, we are forwarding Skellig Partners LP's letter and shareholder proposal request to Concurrent Computer Corporation.

Isabel A. DuPree | King & Spalding LLP | 1180 Peachtree Street, NE | Atlanta, Georgia 30309 | office 404.572.3546 | cell 404.693.4965 | fax 404.572.5100 | IDuPree@kslaw.com

---

SKELLIG PARTNERS LP
117 East 55th Street
New York, NY 10022

BY OVERNIGHT COURIER

Concurrent Computer Corporation
4375 River Green Parkway, Suite 100
Duluth, Georgia 30096
Attn: Corporate Secretary

Re: Submission of Proposal pursuant to Rule 14a-8 ("Rule 14a-8") of the Securities Exchange Act of 1934, as amended, for the 2011 Annual Meeting of Stockholders of Concurrent Computer Corporation

Dear Sir or Madam:

Skellig Partners LP (the "Proposing Stockholder") is submitting pursuant to Rule 14a-8 the proposal and supporting statement attached hereto as Exhibit A for inclusion in the proxy statement of Concurrent Computer Corporation (the "Concurrent") relating to the 2011 annual meeting of stockholders of Concurrent (the "Annual Meeting").

As of the date hereof, the Proposing Stockholder is the beneficial owner of 404,186 shares of common stock of Concurrent (the "Shares"). Over $2,000 in market value of the Shares are currently held in the Proposing Stockholder's brokerage account with Goldman, Sachs & Co. Cede & Co., as the nominee of The Depository Trust Company, is the holder of record of the Shares. As of the date hereof, the Proposing Stockholder has continuously held at least $2,000 in market value of Concurrent's securities entitled to be voted on the proposal for at least one year, as evidenced by the Goldman, Sachs & Co. brokerage statement copies attached hereto as Exhibit B, and will continue to hold at least $2,000 in market value of Concurrent's securities through the date of the Annual Meeting.

A representative of the Proposing Stockholder will appear in person at the Annual Meeting to present the resolution.

This notice is submitted in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The Proposing Stockholder will assume the attached resolution and supporting statement will be included in Concurrent's proxy material for the Annual Meeting unless advised otherwise in writing (with a copy to the Proposing Stockholder's counsel in this matter, Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New York 10022, Attention: Steve Wolosky, Esq., telephone (212) 451-2333, facsimile (212) 451-2222).

SKELLIG PARTNERS LP

By: [signature]

Name: Robert M. Neal
Title: Managing Member of the General Partner

EXHIBIT A

Stockholder Proposal:

RESOLVED: The stockholders of Concurrent Computer Corporation ("Concurrent", or the "Company") request the board of directors of Concurrent take the necessary steps to return a portion of Concurrent's excess cash to stockholders by undertaking a Dutch Auction Tender Offer to repurchase up to $7.5 million of common stock.

Supporting Statement:

Skellig Partners LP ("Skellig"), with Skellig Offshore Master Ltd, together is the holder of 549,965 shares of Concurrent common shares, or 6%, of outstanding stock, and is Concurrent's second-largest stockholder. Skellig believes that Concurrent should return to stockholders $7.5 million of Concurrent's available cash balance through a Dutch Auction Tender Offer for the following reasons:

Concurrent's current balance of cash and investments of $29.3 million far exceeds the amount necessary to manage the business and generates sub-optimal returns on capital for stockholders. We believe Concurrent's new product pipeline and its business prospects for 2011 and beyond are attractive. While these products grow, we believe the Company will generate additional free cash flow after capital spending with another year of positive EBITDA and minimal capital spending requirements. Through our extensive discussions with management, we agree that it is prudent to maintain a healthy cash balance of approximately $15MM in order to demonstrate long-term viability to customers and maintain flexibility to react to changing industry dynamics. However, stockpiling excessive amounts of cash for undefined uses diminishes stockholder returns.

Moreover, by setting an excessive amount of cash aside, the board of directors also risks losing control of the business as a result of the Company being acquired with its own cash at an unfavorable price, likely before the full value of its new products can be realized for stockholders.

The repurchase of shares will enhance value for all stockholders. A Dutch Auction Tender Offer will provide an efficient means for those stockholders seeking liquidity for their investment. In addition, long-term stockholders, such as Skellig, who elect to maintain their investment in Concurrent will have the opportunity to benefit from a greater ownership share of the Company's future free cash flows and what we believe are bright prospects for the Company's new products.

Skellig recommends that stockholders vote FOR this proposal.

Pages 14 through 17 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

KING & SPALDING

King & Spalding LLP
1180 Peachtree Street N.E.
Atlanta, GA 30309-3521
Tel: (404) 572-4600
Fax: (404) 572-5100
www.kslaw.com

Keith M. Townsend
Direct Dial: 404-572-3517
Direct Fax: 404-572-5133
ktownsend@kslaw.com

June 23, 2011

By Electronic Mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Concurrent Computer Corporation
Shareholder Proposal of Skellig Partners LP
Securities Exchange Act of 1934 — Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Concurrent Computer Corporation (the "Company"), we request confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company omits from its proxy materials relating to its 2011 Annual Meeting of Shareholders (the "2011 Proxy Materials") the shareholder proposal (the "Proposal") described below and attached to this letter as Exhibit A that was submitted by Skellig Partners LP (the "Proponent").

The Company intends to hold its 2011 annual meeting on or about October 26, 2011 and to file its definitive proxy materials for the annual meeting with the Commission on or about September 12, 2011. In accordance with the requirements of Rule 14a-8(j), this letter has been filed not later than 80 calendar days before the Company intends to file the definitive proxy materials.

This request is being submitted by electronic mail. A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the 2011 Proxy Materials. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

The Proposal

The Proposal includes the following resolution: "RESOLVED: The stockholders of the Company request the board of directors of the Company take the necessary steps to return a portion of the Company's excess cash to stockholders by undertaking a Dutch Auction Tender Offer to repurchase up to $7.5 million of common stock." The full text of the Proposal is included as Exhibit A to this letter.

Basis for Exclusion of the Proposal

We believe that that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

Analysis

The Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

We believe the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters related to the Company's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998), the Commission explained that the ordinary business operations exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Such micromanagement may occur where a proposal "seeks to impose specific . . . methods for implementing complex policies." *Id.*

As it relates to the first consideration, the Proposal seeks to have the Company undertake a Dutch auction tender offer as a method to repurchase its common stock. The decision about when, whether and how to repurchase shares of the Company's outstanding stock is an integral part of the Company's capital raising, capital management and financing activities and clearly a matter relating to its ordinary business. The issuance and repurchase of a corporation's securities as part of its overall capital structure and financing activity is a fundamental aspect of the business and affairs of a corporation to be managed by the Company's board of directors.

In addition, the Proposal seeks to micro-manage the Company by having shareholders participate in a decision upon which shareholders, as a group, are not in a position to make an informed judgment. The decision to repurchase shares and when to do so involves expert financial analysis which must be consistent with the other current and long-term financial policies and goals of the Company. Such a decision also requires specific, detailed knowledge about the Company's financial forecasts and business plans, information which is not generally available to shareholders.

The Staff has consistently concurred in the omission under Rule 14a-8(i)(7) of a variety of proposals related to the repurchase of a corporation's stock as a matter relating to the conduct of the corporation's ordinary business. *See, e.g., Vishay Intertechnology, Inc.* (avail. Mar. 23, 2009) (proposal to repurchase the company's class B shares); *Medstone International, Inc.* (avail. May 1, 2003) (proposal to repurchase one million shares of the company's common stock); *Lucent Technologies* (avail. Nov. 16, 2000) (proposal to implement a share repurchase program); *Ford Motor Company* (avail. Mar. 28, 2000) (proposal to implement a $10 billion share repurchase plan); *The LTV Corporation* (avail. Mar. 13, 2000) (proposal to implement a $100 million share repurchase program). *See also Pfizer Inc.* (avail. Feb. 4, 2005) (proposal to increase dividend in lieu of repurchasing the company's shares); *Apple Computer Inc.* (avail. Mar. 3, 2003) (proposal to establish set procedures regarding a share repurchase program); *Cleco Corporation* (avail. Jan. 13, 2000) (proposal to redeem a series of preferred stock).

The Proposal does not relate to an extraordinary corporate transaction, such as a sale, merger or other disposition of the Company, or to any other sufficiently significant policy issue or basic corporate policy, such as employment policies or anti-takeover defenses. *See Ford Motor Co.* (avail. Mar. 29, 2000) (the Staff did not concur with the company's view to exclude a proposal related to stock repurchases because "the proposal appear[ed] to involve a matter of basic policy, *rather than the specific terms and conditions of a stock repurchase plan*" (emphasis added)). Rather, the Proposal seeks to have the Company repurchase a maximum of 14% of the Company's outstanding common stock based upon current market value of the common stock. Because the Proposal focuses on the specific terms and conditions of a stock repurchase, the Company's believes that the Proposal relates solely to matters within the ordinary course of the Company's business operations and may be omitted from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(7).

Conclusion

On the basis of the foregoing, the Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Company's 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (404) 572-3517 or Kirk Somers, the Company's Executive Vice President and General Counsel, at (678) 258-4123.

The Company requests that the Staff send a copy of its response to this letter via facsimile to the Company, Company's counsel, Proponent's counsel and the Proponent at the following numbers: (678) 258-3933, Attn: Kirk L. Somers, Executive Vice President and General Counsel, Concurrent Computer Corporation, (404) 572-5133, Attn: Keith M. Townsend, King & Spalding LLP, (212) 451-2222, Attn: Steve Wolosky and (212) 937-2199, Attn: Robert M. Neal.

Sincerely,

Keith M. Townsend

Enclosures

cc: Kirk Somers
Robert M. Neal
Steve Wolosky

EXHIBIT A

Stockholder Proposal:

RESOLVED: The stockholders of Concurrent Computer Corporation ("Concurrent", or the "Company") request the board of directors of Concurrent take the necessary steps to return a portion of Concurrent's excess cash to stockholders by undertaking a Dutch Auction Tender Offer to repurchase up to $7.5 million of common stock.

Supporting Statement:

Skellig Partners LP ("Skellig"), with Skellig Offshore Master Ltd, together is the holder of 549,965 shares of Concurrent common shares, or 6%, of outstanding stock, and is Concurrent's second-largest stockholder. Skellig believes that Concurrent should return to stockholders $7.5 million of Concurrent's available cash balance through a Dutch Auction Tender Offer for the following reasons:

Concurrent's current balance of cash and investments of $29.3 million far exceeds the amount necessary to manage the business and generates sub-optimal returns on capital for stockholders. We believe Concurrent's new product pipeline and its business prospects for 2011 and beyond are attractive. While these products grow, we believe the Company will generate additional free cash now after capital spending with another year of positive EBITDA and minimal capital spending requirements. Through our extensive discussions with management, we agree that it is prudent to maintain a healthy cash balance of approximately $15MM in order to demonstrate long-term viability to customers and maintain flexibility to react to changing industry dynamics. However, stockpiling excessive amounts of cash for undefined uses diminishes stockholder returns.

Moreover, by setting an excessive amount of cash aside, the board of directors also risks losing control of the business as a result of the Company being acquired with its own cash at an unfavorable price, likely before the full value of its new products can be realized for stockholders.

The repurchase of shares will enhance value for all stockholders. A Dutch Auction Tender Offer will provide an efficient means for those stockholders seeking liquidity for their investment. In addition, long-term stockholders, such as Skellig, who elect to maintain their investment in Concurrent will have the opportunity to benefit from a greater ownership share of the Company's future free cash flows and what we believe are bright prospects for the Company's new products. Skellig recommends that stockholders vote FOR this proposal.